Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

May 3, 2012

Fresenius Medical Care Reports Excellent First Quarter 2012 Results And Confirms Guidance For Full Year 2012

1st Quarter 2012 Summary:

Net revenue	$3,249 million	+9%
Operating income (EBIT)	$503 million	+13%
Net income *	$370 million	+68%
Earnings per share	$1.22	+67%

Earnings excluding investment gain:
Net income *	$244 million	+10%
Earnings per share	$0.80	+10%

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (the “company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced its results for the first quarter of 2012.

* Attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

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Revenue

Net revenue for the first quarter of 2012 increased by 9% to $3,249 million (+10% at constant currency) compared to the first quarter of 2011. Organic revenue growth worldwide was 3%. Dialysis services revenue grew by 11% to $2,478 million (+12% at constant currency) and dialysis product revenue increased by 3% to $771 million (+5% at constant currency).

North America revenue for the first quarter of 2012 increased by 9% to $2,105 million. Dialysis services revenue grew by 11% to $1,918 million with a same market growth of 3%. Average revenue per treatment for U.S. clinics increased to $353 in the first quarter of 2012 compared to $348 for the corresponding quarter in 2011. Dialysis product revenue decreased by 4% to $187 million mainly as a result of lower pricing of renal pharmaceuticals.

International revenue increased by 8% to $1,136 million (+ 12% at constant currency). Organic revenue growth was 6%. Dialysis services revenue increased by 11% to $560 million (+16% at constant currency). Dialysis product revenue increased by 4% to $576 million and increased by 8% at constant currency, mainly driven by higher sales of dialysis machines.

Earnings

Operating income (EBIT) for the first quarter of 2012 increased by 13% to $503 million compared to $445 million in the first quarter of 2011. This resulted in an operating margin of 15.5% for the first quarter of 2012 compared to 14.9% for the corresponding quarter in 2011.

In North America, the operating margin increased from 16.2% to 16.5%. The increase in Medicare rates and the growth of our expanded services contributed favorably to this development. Average costs per treatment for U.S. clinics decreased to $286 in the first quarter of 2012 compared to $288 for the corresponding quarter in 2011.

In the International segment, the operating margin increased from 16.2% to 17.2%, mainly due to favorable exchange rate effects.

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Net interest expense for the first quarter of 2012 was $99 million, compared to $72 million in the first quarter of 2011. This development was mainly attributable to the higher level of financial debt as a result of the issuance of various tranches of senior notes over the course of 2011 and 2012.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the first quarter of 2012 was $370 million, an increase of 68% compared to the corresponding quarter of 2011. This includes a non-taxable investment gain of $127 million related to the acquisition of Liberty Dialysis Holdings, Inc., including its 51% stake in Renal Advantage Partners, LLC (RAI). The gain is a result of measuring the 49% equity interest in RAI held by the company at its fair value at the time of the Liberty acquisition and is subject to the finalization of the Liberty purchase accounting. Excluding this investment gain net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased by 10% to $244 million.

Income tax expense was $137 million for the first quarter of 2012 compared to $124 million in the first quarter of 2011. The effective tax rate decreased to 25.8% from 33.3% driven by the non-taxable investment gain. Excluding the investment gain the effective tax rate was 33.9%.

Earnings per ordinary share (EPS) for the first quarter 2012 was $1.22 and $0.80 if excluding the investment gain. This represents an increase compared to the first quarter of 2011 of 67% and 10%, respectively. The weighted average number of shares outstanding for the first quarter of 2012 was approximately 304.2 million shares, compared to 302.3 million shares for the first quarter of 2011. The increase in shares outstanding resulted from stock option exercises in the past 12 months.

Cash flow

In the first quarter of 2012, the company generated $481 million in cash from operations, an increase of 174% compared to the corresponding figure last year and representing approximately 14.8% of revenue. The cash flow generation was supported by a favorable development of DSO and inventory levels as well as lower income tax payments.

A total of $122 million was spent for capital expenditures, net of disposals. Free cash flow before acquisitions was $359 million compared to $62 million in the first quarter of 2011. A total of $1,526 million in cash was spent for acquisitions and investments, net of divestitures. Free cash flow after acquisitions and divestitures was minus $1,167 million, compared to minus $277 million in the first quarter of 2011.

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Please refer to the attachments for a complete overview on the first quarter of 2012 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients – Clinics – Treatments

As of March 31, 2012, Fresenius Medical Care treated 253,041 patients worldwide, which represents a 17% increase compared to the previous year’s figure. North America provided dialysis treatments for 161,656 patients, an increase of 17%. Including 21 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 163,261. The International segment provided dialysis treatment to 91,385 patients, an increase of 16% over the prior year’s figure.

As of March 31, 2012, the company operated a total of 3,119 clinics worldwide, which represents a 13% increase compared to the previous year’s figure. The number of clinics is comprised of 2,053 clinics in North America (2,074 including managed clinics), and 1,066 clinics in the International segment, representing an increase of 13% and 13%, respectively.

During the first quarter of 2012, Fresenius Medical Care delivered approximately 9.21 million dialysis treatments worldwide. This represents an increase of 13%, compared to last year’s figure. North America accounted for 5.75 million treatments, an increase of 10%. The International segment delivered 3.47 million treatments, an increase of 18%.

Employees

As of March 31, 2012, Fresenius Medical Care had 82,979 employees (full-time equivalents) worldwide, compared to 79,159 employees at the end of 2011. This increase of more than 3,800 employees is due to overall growth in the company’s business and acquisitions including Liberty Dialysis Holdings, Inc.

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Debt/EBITDA ratio

The ratio of debt to Earnings before interest, taxes, depreciation and amortization (EBITDA) increased from 2.55 at the end of the first quarter of 2011 to 2.96 at the end of the first quarter of 2012. The debt/EBITDA ratio at the end of 2011 was 2.69.

Rating

In February Standard & Poor’s Ratings Services upgraded the company’s corporate credit to ‘BB+’ from ‘BB’. The agency also raised the ratings of Fresenius Medical Care’s various unsecured senior notes to ‘BB+’ from ‘BB’. The rating of ‘BBB-’ on Fresenius Medical Care’s senior secured credit facilities was affirmed. A stable outlook has been assigned to all ratings. Moody’s rates the company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook, and Fitch rates the company’s corporate credit as ‘BB+’ with a ‘stable’ outlook. For further information on Fresenius Medical Care’s credit ratings, maturity profiles and credit instruments, please visit our website at www.fmc-ag.com / Investor Relations / Credit Relations.

Announcement of Management Board Change

On March 9, 2012, Fresenius Medical Care announced a change in the Management Board. Rice Powell will succeed Dr. Ben J. Lipps as CEO of Fresenius Medical Care AG & Co. KGaA and Chairman of the Management Board, effective January 1, 2013. The appointment of Rice Powell is part of the company’s succession plan to ensure a smooth transition of leadership. Ben Lipps was appointed Chief Executive Officer and Chairman of the Management Board in 1999. In recognition of his extraordinary achievements and unique expertise Dr. Ben J. Lipps has been appointed Honorary Chairman of the supervisory boards of Fresenius Medical Care AG & Co. KGaA and the Fresenius Medical Care Management AG, effective January 1, 2013.

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Closing of the acquisition of Liberty Dialysis Holdings

Fresenius Medical Care North America has closed the acquisition of Liberty Dialysis Holdings, Inc., the holding company of Liberty Dialysis and Renal Advantage effective February 28, 2012. The closing followed the completion of the review of the transaction and issuance of a consent decree by the United States’ Federal Trade Commission. In connection with the consent decree, Fresenius Medical Care completed the sale of 44 clinics to Dialysis Newco, Inc. (“DSI Renal”). The acquisition of Liberty Dialysis Holdings Inc. is expected to add annual revenues of around $ 700 million and 201 clinics to Fresenius Medical Care’s network for an investment, net of proceeds from the divestiture, of approximately $1.5 billion.

Sales and earnings outlook for 2012 confirmed

For the full year 2012, the company confirms its sales and earnings outlook.

The company expects revenue to grow to around $14 billion in 2012.

Net income is expected to grow to around $1.3 billion and net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to grow to around $1.14 billion. This does not include the investment gain in the amount of approximately $ 127 million in the first quarter of 2012.

For 2012, the company expects to spend around $700 million on capital expenditures and around $1.8 billion on acquisitions. The debt/EBITDA ratio is expected to be below 3.0 by the end of 2012.

“Our first quarter results show an excellent start for the year with both the North American as well as the International segment continuing their strong operating performance. On this basis we clearly confirm our previous guidance for the full year 2012 expecting another record year in terms of revenue and earnings”, said Ben Lipps, chief executive officer of Fresenius Medical Care. “We have made very good progress on our growth initiatives globally and successfully closed the acquisition of Liberty Dialysis during the first quarter of 2012. With our global base we continue to be well positioned for the continuing success of our business.”

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Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the first quarter of 2012 on Thursday, May 3, 2012, at 3:30 p.m. CEDT / 9:30 a.m. EDT. The company invites investors to view the live webcast of the call at the company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world's largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.1 million individuals worldwide. Through its network of 3,119 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 253,041 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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Fresenius Medical Care	Three Months Ended
Statement of Earnings	March 31,
(in US-$ thousands, except share data)	2012	2011	% Change
(unaudited)

Revenue
Dialysis care	2,544,059	2,285,316	11.3%
Less: patient service bad debt provision	66,859	52,537	27.3%
Net dialysis care	2,477,200	2,232,779	10.9%
Dialysis products	771,555	751,072	2.7%
Total net revenue	3,248,755	2,983,851	8.9%

Cost of revenue	2,179,246	2,035,964	7.0%
Gross profit	1,069,509	947,887	12.8%

Selling, general and administrative	552,832	484,236	14.2%
Gain on sale of dialysis clinics	(9,314)	—
Research and development	28,522	26,149	9.1%
Income from equity method investees	(5,497)	(7,582)	-27.5%
Operating income (EBIT)	502,966	445,084	13.0%
Investment gain	(126,685)	—
Interest income	(20,306)	(10,421)	94.9%
Interest expense	119,186	81,986	45.4%
Interest expense, net	98,880	71,565	38.2%
Income before taxes	530,771	373,519	42.1%
Income tax expense	137,077	124,404	10.2%
Net income	393,694	249,115	58.0%
Less: Net income attributable to noncontrolling interests	23,196	28,414	-18.4%
Net income attributable to shareholders of FMC AG & Co. KGaA	370,498	220,701	67.9%

Operating income (EBIT)	502,966	445,084	13.0%

Depreciation and amortization	143,374	135,984	5.4%
EBITDA	646,340	581,068	11.2%

Earnings per ordinary share	$1.22	$0.73	66.8%
Earnings per ordinary ADS	$1.22	$0.73	66.8%

Weighted average number of shares
Ordinary shares	300,205,126	298,292,972
Preference shares	3,966,001	3,957,435

In percent of revenue
Cost of revenue	67.1%	68.2%
Gross profit	32.9%	31.8%
Selling, general and administrative	17.0%	16.2%
Gain on sale of dialysis clinics	-0.3%	—
Research and development	0.9%	0.9%
Income from equity method investees	-0.2%	-0.3%
Operating income (EBIT)	15.5%	14.9%
Investment gain	-3.9%
Interest expense, net	3.0%	2.4%
Income before taxes	16.3%	12.5%
Income tax expense	4.2%	4.2%
Net income attributable to noncontrolling interests	0.7%	1.0%
Net income attributable to shareholders of FMC AG & Co. KGaA	11.4%	7.4%

EBITDA	19.9%	19.5%

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Fresenius Medical Care	Three Months Ended
Segment and Other Information	March 31,
(in US-$ million, except employees)	2012	2011	% Change
(unaudited)

Net revenue
North America	2,105	1,925	9.3%
International	1,136	1,055	7.7%
Corporate	8	4	109.0%
Total net revenue	3,249	2,984	8.9%

Operating income (EBIT)
North America	348	312	11.4%
International	195	171	14.0%
Corporate	(40)	(38)	4.6%
Total operating income (EBIT)	503	445	13.0%

Operating income in percent of revenue
North America	16.5%	16.2%
International	17.2%	16.2%
Total	15.5%	14.9%

Employees
Full-time equivalents	82,979	74,844

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Fresenius Medical Care
Reconciliation of non US-GAAP
financial measures to the most directly	Three Months Ended
comparable US-GAAP financial measures	March 31,
(in US-$ million)	2012	2011
(unaudited)

Segment information North America
Net revenue	2,105	1,925
Costs of revenue and research and development	1,439	1,351
Selling, general and administrative	330	270
Gain on sale of dialysis clinics	(9)	—
Income from equity method investees	(3)	(8)
Costs of revenue and operating expenses	1,757	1,613
Operating income (EBIT)	348	312
In percent of revenue	16.5%	16.2%

Dialysis products revenue incl. and excl. internal sales
North America
Dialysis products revenue incl. internal sales	371	377
Less internal sales	(184)	(182)
Dialysis products external sales	187	195
International
Dialysis products revenue incl. internal sales	682	644
Less internal sales	(106)	(92)
Dialysis products external sales	576	552

Reconciliation of cash flow from operating activities to EBITDA 1)
Total EBITDA	646	581
Interest expense, net	(99)	(72)
Income tax expense	(137)	(124)
Change in working capital and other non-cash items	71	(210)
Net cash provided by operating activities	481	175

Annualized EBITDA 2)
Operating income (EBIT) last twelve months	2,284	1,944
Depreciation and amortization last twelve months	635	514
Non-cash charges	56	47
Annualized EBITDA	2,975	2,505

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care's long-term debt instruments.

2) EBITDA 2012: Pro forma numbers including Liberty Dialysis Holdings Inc., after FTC mandated divestitures.

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Fresenius Medical Care	March 31,	December 31,
Balance Sheet	2012	2011
(in US-$ million)	(unaudited)	(audited)

Assets
Current assets	6,093	5,695
Intangible assets	12,034	9,873
Other non-current assets	3,861	3,965
Total assets	21,988	19,533

Liabilities and equity
Current liabilities	5,886	4,263
Long-term liabilities	6,965	6,799
Noncontrolling interests subject to put provisions	502	410
Total equity	8,635	8,061
Total liabilities and equity	21,988	19,533

Equity/assets ratio:	39%	41%

Debt
Short-term borrowings	104	99
Short-term borrowings from related parties	15	28
Current portion of long-term debt and capital lease obligations	3,107	1,589
Long-term debt and capital lease obligations, less current portion	5,583	5,495
Total debt	8,809	7,211

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Fresenius Medical Care
Cash Flow Statement
Three months ended March 31,	2012	2011
(in US-$ million)
(unaudited)

Operating activities
Net income	394	249
Depreciation / amortization	143	136
Investment gain	(127)	—
Change in working capital and other non-cash items	(71)	(210)
Cash Flow from operating activities	481	175

Investing activities
Purchases of property, plant and equipment	(124)	(117)
Proceeds from sale of property, plant and equipment	2	4
Capital expenditures, net	(122)	(113)
Free Cash Flow	359	62

Acquisitions, net of cash acquired, and net purchases of intangible assets	(1,703)	(339)
Proceeds from divestitures	177	—
Acquisitions, net of divestitures	(1,526)	(339)
Free Cash Flow after investing activities	(1,167)	(277)

Financing activities
Change in accounts receivable securitization program	(333)	(510)
Change in intercompany debt	(14)	24
Change in other debt	1,654	862
Proceeds from exercise of stock options	4	2
Distributions to noncontrolling interests	(32)	(25)
Contributions from noncontrolling interests	5	4
Cash Flow from financing activities	1,284	357

Effects of exchange rates on cash	6	17
Net increase (decrease) in cash	123	97

Cash at beginning of period	457	523
Cash at end of period	580	620

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Fresenius Medical Care
Quarterly Performance Scorecard - Revenue
Three months ended March 31,	2012	cc	2011	cc
(in US-$ thousands, except per-treatment revenue)
(unaudited)

North America
Net revenue	2,104,584		1,924,751
Growth year-over-year	9.3%		1.2%

Net Dialysis care	1,917,384		1,729,464
Growth year-over-year	10.9%		1.5%
U.S. per treatment	353		348
Per treatment	345		340
Sequential growth	0.8%		-1.9%
Growth year-over-year	1.5%		-2.2%

Dialysis products
Incl. internal sales	371,028		376,716
Growth year-over-year	-1.5%		3.1%
External sales	187,200		195,287
Growth year-over-year	-4.1%		-2.0%

International
Net revenue	1,136,090		1,055,233
Growth year-over-year	7.7%	11.8%	14.4%	13.0%

Net dialysis care	559,816		503,315
Growth year-over-year	11.2%	16.1%	22.6%	21.2%
Per treatment	161	169	172	170
Sequential growth	0.2%		1.7%
Growth year-over-year	-5.9%	-1.8%	3.4%	2.2%

Dialysis products
Incl. internal sales	682,190		643,954
Growth year-over-year	5.9%	9.8%	8.9%	7.6%
External sales	576,273		551,917
Growth year-over-year	4.4%	7.8%	7.8%	6.4%

cc = at constant currencies [1]

1 Constant currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure “at constant exchange rates” in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. When we use the term “constant currency”, it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage “at constant exchange rates”.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure constant currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on its revenue from period to period. However, we also believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated could constitute a significant element of our revenue and could significantly impact our performance. We therefore limit our use of constant currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

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Fresenius Medical Care
Quarterly Performance Scorecard - Dialysis Care Volume
Three months ended March 31,	2012	2011
(unaudited)

North America
Number of treatments	5,745,986	5,241,652
Treatments per day	73,666	68,073
Per day sequential growth	5.8%	0.6%
Per day year-over-year growth	8.2%	4.1%
Same market growth year-over-year	3.4%	3.7%

International
Number of treatments	3,466,660	2,933,190
Same market growth year-over-year	4.6%	5.6%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses
Three months ended March 31,	2012	2011
(unaudited)

North America
Costs of revenue and operating expenses, gain on sale of dialysis clinics and income from equity method investees
In percent of revenue	83.5%	83.8%
Selling, general and administrative
In percent of revenue	15.7%	14.0%
U.S. Dialysis care operating expenses/treatment (in US-$)	286	288
Sequential growth	2.3%	0.5%
Growth year-over-year	-0.8%	-2.3%
Dialysis Care operating expenses/treatment (in US-$)	280	282
Sequential growth	2.5%	0.4%
Growth year-over-year	-0.6%	-2.5%

Total Group
Costs of revenue and operating expenses, gain on sale of dialysis clinics and income from equity method investees
In percent of revenue	84.5%	85.1%
Selling, general and administrative
In percent of revenue	17.0%	16.2%
Effective tax rate	25.8%	33.3%

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Fresenius Medical Care
Quarterly Performance Scorecard - Cash Flow/Investing Activities
Three months ended March 31,	2012	2011
(in US-$ thousands, except number of de novos)
(unaudited)

Total Group
Operating cash flow	481,177	175,319
In percent of revenue	14.8%	5.9%

Free cash flow before acquisitions	358,608	62,159
In percent of revenue	11.0%	2.1%

Acquisitions and investments, net of divestitures	1,526,081	338,792

Capital expenditures, net	122,569	113,160
In percent of revenue	3.8%	3.8%

Maintenance	75,224	77,056
In percent of revenue	2.3%	2.6%

Growth	47,345	36,104
In percent of revenue	1.5%	1.2%

Number of de novos	12	22
North America	6	15
International	6	7

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet
March 31,	2012	2011
(unaudited)

Total Group
Debt (in US-$ million)	8,809	6,397
Debt/EBITDA	3.0	2.6

North America
Days sales outstanding	55	60

International
Days sales outstanding	124	116

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Fresenius Medical Care
Quarterly Performance Scorecard
Three months ended March 31,	2012	2011

North America (U.S.)
Clinical Performance
Single Pool Kt/v > 1.2	97%	97%
Hemoglobin = 10-12g/dl	78%	73%
Hemoglobin = 10-13g/dl	86%	88%
Calcium = 8.4-10.2mg/dl	82%	79%
Albumin >= 3.5 g/dl 1)	85%	84%
No catheter	78%	76%
Phosphate <= 5.5mg/dl	64%	63%
Hospitalization days per patient (12 months ending March 31)	9.8	9.8

Demographics
Average age (in years)	62	62
Average time on dialysis (in years)	3.8	3.7
Average body weight (in kg)	81	81
Prevalence of diabetes	57%	56%

Europe, Middle East and Africa
Clinical Performance
Single Pool Kt/v > 1.2	96%	96%
Hemoglobin = 10-12g/dl	57%	54%
Hemoglobin = 10-13g/dl	77%	78%
Calcium = 8.4-10.2mg/dl	77%	78%
Albumin >= 3.5 g/dl 1)	86%	88%
No catheter	82%	81%
Phosphate <= 5.5mg/dl	77%	76%
Hospitalization days per patient (12 months ending March 31)	9.4	9.8

Demographics
Average age (in years)	64	64
Average time on dialysis (in years)	5.1	5.0
Average body weight (in kg)	71	71
Prevalence of diabetes	27%	27%

1) International standard BCR CRM470

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